Exhibit 99.1

BOQII HOLDING LIMITED

Building 9, No. 388, Shengrong Road, Pudong

New District, Shanghai 201210, People’s Republic of China

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held at 9:30 a.m. on June 26, 2025 Beijing Time

(Record Date – June 4, 2025)

To the Shareholders of Boqii Holding Limited:

This notice to shareholders is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Boqii Holding Limited. (the “Company”) at the 2025 extraordinary general meeting of shareholders of the Company (the “Meeting”) and at all adjournments and postponements thereof. The Meeting will be held at on June 26, 2025, at 9:30 a.m., Beijing time, at Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai 201210, People’s Republic of China, to consider and vote upon the following proposals:

1.	By ordinary resolution, to approve a reverse share split (the “Reverse Split”) of the Company’s issued and unissued shares at a ratio of one (1)-for-one hundred sixty (160) so that following such Reverse Split, the authorized share capital of the Company will be US$20,000,000 divided into 125,000,000 shares of par value of US$0.16 each, comprising (a) 93,750,000 Class A Ordinary Shares of par value of US$0.001 each; (b) 12,500,000 Class B Ordinary Shares of par value of US$0.16 each; and (c) 18,750,000 shares of US$0.16 each of such Class or Classes (however designated) as the Board may determine in accordance with the M&A (“Proposal One”);

2.	By special resolution, to amend the Thirteenth Amended and Restated Articles of Association of the Company currently in effect (the “M&A”) to reduce deemed service date for notice served by post under Article 171(a) of the M&A from five (5) calendar days to three (3) calendar days (the “Amendment to M&A”) counting from the date service is deemed to occur as provided in the M&A and to amend and restate the M&A by their deletion in their entirety and to substitute in their place the Fourteenth Amended and Restated Memorandum and Articles of Association (the "Fourteenth M&A") (“Proposal Two”);

3.

Subject to the Shareholders’ approval of Proposal One and the Board’s implementation of the Reverse Split, to suspend the trading of the Company’s Shares represented by American Depositary Shares (“ADSs”), terminate the deposit agreement for the ADSs among the Company, its depositary bank, The Bank of New York Mellon (the “Depositary”), and the owners and holders of the ADSs representing the Company’s Class A ordinary shares, the exchange of ADSs for the corresponding Class A ordinary shares of the Company and commence trading of the Company’s Class A ordinary shares on the NYSE American (“AMEX”) upon the effectiveness of the Reverse Split (“Proposal Three”); and

4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL OF THE PROPOSALS LISTED ABOVE.

Holders of record of the Company’s ordinary shares at the close of business on June 4, 2025 (the “Record Date”) will be entitled to notice of, and to vote at, this Meeting and any adjournment or postponement thereof. Each Class A Ordinary Share entitles the holder thereof to one vote. Each Class B Ordinary Share entitles the holder thereof to twenty (20) votes.

Your vote is important, regardless of the number of shares you own. Even if you plan to attend this Meeting in person, it is strongly recommended that you complete the enclosed proxy card before the meeting date, to ensure that your shares will be represented at this Meeting if you are unable to attend.

A complete list of shareholders of record entitled to vote at this Meeting will be available for ten days before this Meeting at the principal executive office of the Company for inspection by shareholders during ordinary business hours for any purpose germane to this Meeting.

This notice and the enclosed proxy statement are first being mailed to shareholders on or about May 23, 2025.

You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your shares.

By Order of the Board,

/s/ Yingzhi (Lisa) Tang
Yingzhi (Lisa) Tang
Director of the Board
May 23, 2025

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED “FOR” ALL OF THE PROPOSALS LISTED ABOVE.

Important Notice Regarding the Availability of Proxy Materials

for the Extraordinary General Meeting to Be Held at 9:30 a.m. Beijing Time on June 26, 2025

The Notice of Extraordinary General Meeting, notice to shareholders and Annual Report on Form 20-F for year ended March 31, 2024, are available at www.sec.gov.

BOQII HOLDING LIMITED

Notice to Shareholders

2025 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held at 9:30 a.m. on June 26, 2025 Beijing Time

Building 9, No. 388, Shengrong Road, Pudong

New District, Shanghai 201210, People’s Republic of China

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

Why am I receiving this proxy statement?

This proxy statement describes the proposals on which our Board would like you, as a shareholder, to vote at the Meeting, which will take place on June 26, 2025, at 9:30 a.m., Beijing time, at Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai 201210, People’s Republic of China.

Shareholders are being asked to consider and vote upon proposals to (i) amend Thirteenth Amended and Restated Memorandum and Articles of Association (the “M&A”) to revise deemed service period for postal notices and amend and restate the M&A by their deletion in their entirety and substitute in their place of the Fourteenth Amended and Restated Memorandum and Articles of Association (the "Fourteenth M&A"); (ii) approve a reverse share split (the “Reverse Split”) of the Company’s issued and unissued shares at a ratio of one (1)-for-one hundred sixty (160) so that following such Reverse Split, the authorized share capital of the Company will US$20,000,000 divided into 125,000,000 shares of par value of US$0.16 each, comprising (a) 93,750,000 Class A Ordinary Shares of par value of US$0.001 each; (b) 12,500,000 Class B Ordinary Shares of par value of US$0.16 each; and (c) 18,750,000 shares of US$0.16 each of such Class or Classes (however designated) as the Board may determine in accordance with the M&A; (iii) suspend the trading of the Company’s American Depositary Shares (“ADSs”), terminate the deposit agreement for the ADSs among the Company, its depositary bank, The Bank of New York Mellon (the “Depositary”), and the owners and holders of the ADSs representing the Company’s Class A ordinary shares, the exchange of ADSs for the corresponding Class A ordinary shares of the Company, and commence trading of the Company’s Class A ordinary shares on the NYSE American (“AMEX”) upon the effectiveness of the Reverse Split, subject to the Shareholders’ approval of Proposal One and the Board’s implementation of the Reverse Split; and (iv) transact other such business as may properly come before the Meeting or any adjournment thereof.

This proxy statement also gives you information on the proposals so that you can make an informed decision. You should read it carefully. Your vote is important. You are encouraged to submit your proxy card as soon as possible after carefully reviewing this proxy statement.

In this proxy statement, we refer to Boqii Holding Limited as the “Company”, “we”, “us” or “our.”

Who can vote at this Meeting?

Shareholders who owned shares of our Ordinary Shares or ADSs, each ADS representing 150 Class A ordinary shares, on June 4, 2025 (the “Record Date”) may attend and vote at this Meeting. There were 460,729,482 Ordinary Shares outstanding on the Record Date. All Class A Ordinary Shares shall have one vote per share. All Class B Ordinary Shares shall have twenty (20) votes per share.

What is the proxy card?

The card enables you to appoint Yingzhi (Lisa) Tang, the co-Chief Executive Officer of the Company, as your representative at this Meeting. By completing and returning the proxy card, you are authorizing this representative to vote your shares at this Meeting in accordance with your instructions on the proxy card. This way, your shares will be voted whether or not you attend this Meeting. Even if you plan to attend this Meeting, it is strongly recommended to complete and return your proxy card before this Meeting date just in case your plans change. If a proposal comes up for vote at this Meeting that is not on the proxy card, the proxies will vote your shares, under your proxy, according to their best judgment. Please note that holders of ADSs will receive separate voting instructions cards to instruct the Depositary as to voting the deposited Class A ordinary shares represented by their ADSs. The Depositary will collate all votes properly submitted by ADS holders and submit a vote on behalf of all ADS holders.

How does the Board recommend that I vote?

Our Board unanimously recommends that shareholders vote “FOR” Proposal One, Proposal Two and Proposal Three.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name on the register of members, you are a “shareholder of record” who may vote at the Meeting, and we are sending these proxy materials directly to you. As the shareholder of record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Meeting. Whether or not you plan to attend the Meeting, please complete, date, sign and return the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the shareholder of record for purposes of voting at the Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Meeting.

How do I vote?

If you were a shareholder of record of the Company’s Ordinary Shares on the Record Date, you may vote in person at the Meeting or by submitting a proxy. All Class A Ordinary Shares shall have one vote per share and all Class B Ordinary Shares shall have twenty (20) votes per share, in each case, on the applicable proposals.

(1) You may submit your proxy by mail. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If we receive your proxy card prior to this Meeting and if you mark your voting instructions on the proxy card, your shares will be voted:

●	as you instruct, and

●	according to the best judgment of the proxies if a proposal comes up for a vote at this Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

●	According to the best judgment of Yingzhi (Lisa) Tang, the co-CEO of the Company, if a proposal comes up for a vote at the Meeting that is not on the proxy card.

You may mail your proxy card to the following address:

Building 9, No. 388, Shengrong Road, Pudong

New District, Shanghai 201210, People’s Republic of China

(2) You may submit your proxy by email. You may submit your proxy by completing, signing, and dating your proxy card and returning a scanned copy of your proxy card by emailing to ir@boqii.com. Your vote by email must be received by 6:00 p.m. Beijing Time on June 24, 2025.

(3) You may vote in person at the Meeting. We will pass out written ballots to any shareholder of record who wants to vote at the Meeting.

If I plan on attending the Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

●	sending a written notice to the Secretary of the Company at the Company’s executive offices stating that you would like to revoke your proxy of a particular date;

●	signing another proxy card with a later date and returning it to the Secretary before the polls close at this Meeting; or

●	attending this Meeting and voting in person.

What does it mean if I receive more than one proxy card?

You may have multiple accounts with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the shareholder desires to vote on a proposal will be voted in favor of each director and proposal presented to the shareholders.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card, your shares will not be voted unless you vote in person at this Meeting.

How many votes are required to elect the Director Nominees as directors of the Company?

The election of each nominee for director requires a quorum that will be present at the Meeting if not less than one-third of the ordinary shares outstanding and entitled to vote at the Meeting is presented in person or by proxy and also requires the affirmative vote of simple majority of the shares of ordinary shares represented in person or by proxy and entitled to vote in the election of directors at the Meeting.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of this Meeting?

We will announce voting results at this Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact the Company ir@boqii.com with any questions about proposals described in this proxy statement or how to execute your vote.

THE EXTRAORDINARY GENERAL MEETING

General

We are furnishing this proxy statement to you, as a shareholder of Boqii Holding Limited, as part of the solicitation of proxies by our Board for use at the Meeting to be held on June 26, 2025 at 9:30 AM Beijing time, and any adjournment or postponement thereof. This proxy statement is first being furnished to shareholders on or about May 23, 2025. This proxy statement provides you with information you need to know to be able to vote or instruct your proxy how to vote at the Meeting.

Date, Time and Place of the Meeting

The Meeting will be held on 9:30 a.m., Beijing time on June 26, 2025, at Room 1215, Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai 201210, People’s Republic of China, or such other date, time and place to which the Meeting may be adjourned or postponed.

Purpose of the Meeting

At the Meeting, the Company will ask shareholders to consider and vote upon the following proposals:

1.	By ordinary resolution, to approve a reverse share split (the “Reverse Split”) of the Company’s issued and unissued shares at a ratio of not less than one (1)-for-one hundred sixty (160) so that following such Reverse Split, the authorized share capital of the Company will be US$20,000,000 divided into 125,000,000 shares of par value of US$0.16 each, comprising (a) 93,750,000 Class A Ordinary Shares of par value of US$0.001 each; (b) 12,500,000 Class B Ordinary Shares of par value of US$0.16 each; and (c) 18,750,000 shares of US$0.16 each of such Class or Classes (however designated) as the Board may determine in accordance with the M&A (“Proposal One”);

2.	By special resolution, to amend the Thirteenth Amended and Restated Articles of Association of the Company Currently in Effect (the “M&A”) to reduce deemed service date for notice served by post under Art 171(a) from five (5) calendar days to three (3) calendar days (the “Amendment to M&A”) counting from the date service is deemed to occur as provided in the M&A and to amend and restate the M&A by their deletion in their entirety and to substitute in their place of the Fourteenth Amended and Restated Memorandum and Articles of Association (the "Fourteenth M&A"); (“Proposal Two”);

3.	Subject to the Shareholders’ approval of Proposal One and the Board’s implementation of the Reverse Split, to suspend the trading of the Company’s American Depositary Shares (“ADSs”), terminate the deposit agreement for the ADSs among the Company, its depositary bank, The Bank of New York Mellon (the “Depositary”), and the owners and holders of the ADSs representing the Company’s Class A ordinary shares, the exchange of ADSs for the corresponding number of Class A ordinary shares of the Company, and commence trading of the Company’s Class A ordinary shares on the NYSE American (“AMEX”) upon the effectiveness of the Reverse Split (“Proposal Three”); and

4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

Record Date and Voting Power

Our Board fixed the close of business on June 4, 2025, as the record date for the determination of the outstanding shares of Ordinary Shares entitled to notice of, and to vote on, the matters presented at this Meeting. As of the Record Date, there were 460,729,482 shares of Ordinary Shares outstanding, including 447,691,753 Class A ordinary shares and 13,037,729, including Class A ordinary shares represented by ADSs, Class B ordinary shares, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes. Accordingly, a total of 5,143,716,229 votes may be cast at this Meeting.

Quorum and Required Vote

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present at the meeting if the holder(s) of shares which carry a majority of all votes attaching to all shares in issue and entitled to vote at the Meeting, which shall include the means Merchant Tycoon Limited, are presented in person or by proxy. Abstentions and broker non-votes (i.e. shares held by brokers on behalf of their customers, which may not be voted on certain matters because the brokers have not received specific voting instructions from their customers with respect to such matters) will be counted solely for the purpose of determining whether a quorum is present at the Meeting.

Proposal One requires the affirmative vote of a majority of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

Proposal One requires the affirmative vote of simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

Revocability of Proxies

Any proxy may be revoked by the shareholder of record giving it at any time before it is voted. A proxy may be revoked by (A) sending the Company at Room 1215, FIYTA Technology Building, Gaoxin South, Road One, Nanshan District, Shenzhen, 518000, Guangdong Province, People’s Republic of China, either (i) a written notice of revocation bearing a date later than the date of such proxy or (ii) a subsequent proxy relating to the same shares, or (B) by attending this Meeting and voting in person.

If the shares are held by the broker or bank as a nominee or agent, the beneficial owners should follow the instructions provided by their broker or bank.

Proxy Solicitation Costs

The cost of preparing, assembling, printing and mailing this proxy statement and the accompanying form of proxy, and the cost of soliciting proxies relating to this Meeting, will be borne by the Company. If any additional solicitation of the holders of our outstanding shares of Ordinary Shares is deemed necessary, we (through our directors and officers) anticipate making such solicitation directly. The solicitation of proxies by mail may be supplemented by telephone, telegram and personal solicitation by officers, directors and other employees of the Company, but no additional compensation will be paid to such individuals.

No Right of Appraisal

None of Cayman Islands law or our Thirteenth Amended and Restated Memorandum and Articles of Association, as amended and restated, provides for appraisal or other similar rights for dissenting shareholders in connection with any of the proposals to be voted upon at this Meeting. Accordingly, our shareholders will have no right to dissent and obtain payment for their shares.

Who Can Answer Your Questions about Voting Your Shares

You can contact the Company at ir@boqii.com with any questions about proposals described in this proxy statement or how to execute your vote.

Principal Offices

The principal executive offices of our Company are located at Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai 201210, People’s Republic of China.

PROPOSAL ONE — APPROVAL OF REVERSE SPLIT

Overview

The Board has approved, and is hereby soliciting Shareholders’ approval of a Reverse Split of the Company’s issued and unissued shares at a ratio (the “Reverse Split Ratio”) at the ratio of one (1)-for-one-hundred-sixty (160). The par value of each share will change to $0.16 per ordinary share so that following such Reverse Split, the authorized share capital of the Company will be US$20,000,000 divided into 125,000,000 shares of par value of US$0.16 each, comprising (a) 93,750,000 Class A Ordinary Shares of par value of US$0.001 each; (b) 12,500,000 Class B Ordinary Shares of par value of US$0.16 each; and (c) 18,750,000 shares of US$0.16 each of such Class or Classes (however designated) as the Board may determine in accordance with the M&A. A vote FOR Proposal Two will constitute approval of the combination, except as explained below with respect to fractional shares, of any number of the Company’s issued ordinary shares at the Reverse Split Ratio to one share and will grant the Board, or any duly constituted committee thereof, the authority to determine whether to implement the Reverse Split and, if so, to select which of the approved exchange ratios within that range will be implemented. If the Shareholders approve Proposal Two, the Board, or any duly constituted committee thereof, will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the Shareholders, to effect the approved Reverse Split. If implemented, the Reverse Split will become effective after the approval of Proposal Three.

In connection with any determination to effect the Reverse Split, the Board, or any duly constituted committee thereof, will set the time for such a split. This determination will be made by the Board, or any duly constituted committee thereof, with the intention to create the greatest marketability of the Company’s ordinary shares based upon prevailing market conditions at that time.

The Board reserves its right to elect not to proceed with, and abandon, the Reverse Split contemplated in this Proposal One if it determines, in its sole discretion, that implementing the Reverse Split is not in the best interests of the Company and its Shareholders.

Purpose and Background of the Reverse Split

The purpose for seeking approval to effect the Reverse Split is to maintain or increase the market price of the Company’s ordinary shares. The Board may effect the proposed Reverse Split if it believes that a change in the number of ordinary shares outstanding is likely to maintain or improve the market price for the Company’s ordinary shares after the termination of the current ADR program and commencement of the trading of its ordinary shares, and only if the implementation of a Reverse Split is determined by the Board to be in the best interests of the Company and its Shareholders.

The Company believes that the stabilized or increased market price for its ordinary shares that is expected as a result of implementing the Reverse Split will improve the marketability and liquidity of the Company’s ordinary shares and will encourage interest and trading in the Company’s ordinary shares. In addition, the Company believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By effecting a Reverse Split, the Company believes it may be able to maintain or raise the market price of its ordinary shares to a level where its ordinary shares could be viewed more favorably by potential investors. Other investors may also be dissuaded from purchasing lower-priced stocks because brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. A higher or stabilized share price after a Reverse Split could alleviate this concern.

There can be no assurance that the Reverse Split, if implemented, will achieve any of the desired results. There also can be no assurance that the price per ordinary share immediately after the Reverse Split, if implemented, will maintain the same or increase proportionately with the Reverse Split ratio, or that any increase will be sustained for any period of time.

Procedures for Exchange of Ordinary Shares

As soon as practicable after the effective date of the Reverse Split, the Shareholders will be notified that the Reverse Split has been effected. The Company expects that its transfer agent will act as the exchange agent for purposes of implementing the exchange of ordinary shares.

Shareholders holding ordinary shares in certificated form will be sent a letter of transmittal from the exchange agent, on behalf of the Company, with instructions on how such Shareholders should surrender to the exchange agent certificates representing pre-split ordinary shares in exchange for post-split ordinary shares in book-entry form. No new ordinary shares will be issued to a Shareholder until such Shareholder has surrendered such Shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split ordinary shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split ordinary shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Shareholders holding ordinary shares in book-entry form with the transfer agent need not take any action to receive post-split ordinary shares or cash payment in lieu of any fractional share interest, if applicable. If a Shareholder is entitled to post-split ordinary shares, a transaction statement will automatically be sent to the Shareholder’s address of record indicating the number of ordinary shares held following the Reverse Split.

Upon the Reverse Split, the Company intends to treat ordinary shares held by Shareholders in “street name” through a bank, broker or other nominee in the same manner as registered Shareholders whose ordinary shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding ordinary shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered Shareholders for processing the Reverse Split and making payment for fractional shares. If a Shareholder holds ordinary shares with a bank, broker or other nominee and has any questions in this regard, Shareholders are encouraged to contact their bank, broker or other nominee.

Fractional Shares

No fractional shares will be created or issued in connection with the Reverse Split. Shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split ordinary shares not evenly divisible by the number of pre-split ordinary shares for which each post-split ordinary share is to be exchanged, will be entitled to receive fractional shares on a participant level up to the next whole share. In any event, cash will not be paid for fractional shares. For illustration purposes, if a shareholder owns one (1) ordinary share in (10) ten separate accounts, and we effect a one-for-160 reverse stock split, that shareholder will receive only one (1) ordinary share.

Required Vote

Proposal Two will be approved if a simple majority of the votes cast by such shareholders represented in person or by proxy and entitled to vote at the Meeting vote “FOR” Proposal One. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF A REVERSE SPLIT.

PROPOSAL TWO — AMENDMENT TO M&A TO REVISE DEEMED SERVICE PERIOD FOR POSTAL NOTICES

Overview

The Board of Directors has approved, and recommends that the shareholders approve, an amendment to Article 171(a) of the Company’s Thirteenth Amended and Restated Memorandum and Articles of Association (the “M&A”) to reduce the number of calendar days after which a notice served by post is deemed to have been served, from five (5) calendar days to three (3) calendar days and to amend and restate the M&A by their deletion in their entirety and to substitute in their place of the Fourteenth Amended and Restated Memorandum and Articles of Association (the "Fourteenth M&A").

Background and Rationale

Article 171(a) currently provides that a notice served by post is deemed to have been served five (5) calendar days after posting. In light of modern delivery practices and in order to align with more efficient notice timelines, the Board believes it is appropriate to shorten this deemed service period to three (3) calendar days. This change will enhance flexibility for the Company while maintaining a reasonable period for notice to be considered served.

Proposed Amendment

Shareholders are being asked to approve an amendment to Article 171(a) of the M&A to read as follows (with the proposed change underlined):

“171. Any notice or other document, if served by:

(a)	post, shall be deemed to have been served three (3) calendar days after the time when the letter containing the same is posted;”

Accordingly, the M&A shall be amended and restated by their deletion in their entirety and substitute in their place of the Fourteenth M&A, effective immediately following the Reverse Split, in the form attached hereto as Exhibit I.

Required Vote

Proposal One will be approved if a majority of at least two-thirds of the votes cast by such shareholders represented in person or by proxy and entitled to vote at the Meeting vote “FOR” Proposal Two. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE ALL OF YOUR SHARES “FOR” THE AMENDMENT TO M&A IN THIS PROPOSAL TWO.

PROPOSAL THREE — AMERICAN DEPOSITARY RECEIPTS PROGRAM SUSPENSION

Overview

The Board has approved, and hereby is soliciting shareholder approval of suspension of trading the Company’s American Depositary Shares (“ADSs”) on NYSE American (“AMEX”), each ADS representing 150 Class A ordinary shares, par value US$0.001 per Class A ordinary share, and to authorize any Director or Officer of the Company to take all actions necessary, appropriate or advisable to commence trading the Company’s Class A ordinary shares on NYSE American.

Purpose and Background of American Depositary Shares Program Suspension

The Board believes that suspending the Company’s ADS Program and commencing directly trading the Company’s Class A ordinary shares on AMEX will be cost-effective for the shareholders and the Company and are in the Company’s the ADS holders’ and the shareholders’ best interests.

Procedures

If the ADS Program is to be suspended, we will instruct the depositary bank (The Bank of New York Mellon) for the ADSs to terminate the ADS Program and to exchange, on a mandatory basis, the ADSs for the corresponding Class A ordinary shares. This mandatory exchange will entail the cancellation of the ADSs and the delivery of the underlying Class A ordinary shares to the applicable registered holders of the ADSs that have been cancelled. Holders who hold ADSs in brokerage accounts through the U.S. clearing system, The Depository Trust Company (DTC), will not be required to take any action to effectuate the exchange of ADSs for AMEX-listed Class A ordinary shares as the depositary bank will coordinate the cancellation of the ADSs and the delivery of the corresponding Class A ordinary shares with DTC, and DTC will arrange for the exchange of ADSs for the corresponding Class A ordinary shares in its electronic settlement system via a mandatory debit of ADSs and a corresponding credit of applicable Class A ordinary shares. Any investors who hold ADSs outside of DTC will receive from the depositary bank instructions on how to exchange ADSs for ordinary shares to the extent such actions are necessary. In connection with the termination of the ADS Program and the mandatory exchange of ADSs for Class A ordinary shares, the Company will pay the ADS cancellation fees to the Depositary.

Non-Binding Advisory Vote

The vote solicited by this Proposal No. 3 is advisory, and therefore is not binding on our Company or our Board of Directors, nor will its outcome require our Company or our Board of Directors to take any action. Moreover, the outcome of the vote on Proposal 3 will not be construed as overruling any decision by our Company or our Board of Directors.

However, our Board of Directors values the opinions of our shareholders and we will consider our shareholders’ concerns and evaluate what actions, if any, may be appropriate to address those concerns.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF SUSPENDING THE COMPANY’S AMERICAN DEPOSITARY SHARES PROGRAM AND TRADING OF THE COMPANY’S CLASS A ORDINARY SHARES ON NYSE AMERICAN (“AMEX”) .

OTHER MATTERS

Our Board knows of no other matter to be presented at the Meeting. If any additional matter should properly come before the Meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their judgment on any such matters.

OTHER INFORMATION

Deadline for Submission of Shareholder Proposals for 2025 Extraordinary General Meeting of Shareholders

For any proposal to be considered for inclusion in our notice to shareholders and form of proxy for submission to the shareholders at our 2025 Extraordinary General Meeting of shareholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act. Such proposals must be received by the Company at its offices at Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai 201210, People’s Republic of China, Attention: Chief Executive Officer, no later than the close of business on May 31, 2025.

If we are not notified of a shareholder proposal a reasonable time prior to the time we send our proxy statement for our 2025 Extraordinary General Meeting, then our Board will have discretionary authority to vote on the shareholder proposal, even though the shareholder proposal is not discussed in the proxy statement. In order to curtail any controversy as to the date on which a shareholder proposal was received by us, it is suggested that shareholder proposals be submitted by certified mail, return receipt requested, and be addressed to Boqii Holding Limited, Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai 201210, People’s Republic of China. Notwithstanding, the foregoing shall not effectuate any rights of shareholders to request inclusion of proposals in our proxy statement pursuant to Rule 14a-8 under the Exchange Act nor grant any shareholder a right to have any nominee included in our proxy statement.

Proxy Solicitation

The solicitation of proxies is made on behalf of the Board and we will bear the cost of soliciting proxies. Proxies may be solicited through the mail and through telephonic or telegraphic communications to, or by meetings with, shareholders or their representatives by our directors, officers and other employees who will receive no additional compensation therefor. We may also retain a proxy solicitation firm to assist us in obtaining proxies by mail, facsimile or email from record and beneficial holders of shares for the Meeting. If we retain a proxy solicitation firm, we expect to pay such firm reasonable and customary compensation for its services, including out-of-pocket expenses.

We request persons such as brokers, nominees and fiduciaries holding stock in their names for others, or holding stock for others who have the right to give voting instructions, to forward proxy material to their principals and to request authority for the execution of the proxy. We will reimburse such persons for their reasonable expenses.

Annual Report

The Annual Report is being sent with this notice to each shareholder and is available at www.proxyvote.com as well as on the SEC’s website at www.sec.gov. The Annual Report contains our audited financial statements for the fiscal year ended March 31, 2024. The Annual Report, however, is not to be regarded as part of the proxy soliciting material.

Delivery of Proxy Materials to Households

Only one copy of this proxy statement and one copy of our Annual Report are being delivered to multiple registered shareholders who share an address unless we have received contrary instructions from one or more of the shareholders. A separate form of proxy and a separate notice of the Meeting are being included for each account at the shared address. Upon oral or written request, the Company will promptly deliver a separate copy of the above materials to any shareholder at a shared address to which a single copy of the document was delivered. Shareholders sharing an address may also request delivery in the future of a single copy of such documents if they are currently receiving multiple copies of such documents. Shareholders may notify the Company of their requests by writing to: c/o Boqii Holding Limited, Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai 201210, People’s Republic of China.

Many brokers, brokerage firms, broker/dealers, banks and other holders of record have also instituted “householding” (delivery of one copy of materials to multiple shareholders who share an address). If your family has one or more “street name” accounts under which you beneficially own shares of our Ordinary Shares, you may have received householding information from your broker, brokerage firm, broker/dealer, bank or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this proxy statement or our Annual Report or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the holder of record if you wish to institute householding.

Where You Can Find Additional Information

Accompanying this proxy statement is a copy of the Company’s Annual Report on Form 20-F for the year ended March 31, 2024. Such Report constitutes the Company’s Annual Report to its shareholders for purposes of Rule 14a-3 under the Exchange Act. Such Report includes the Company’s audited financial statements for the 2021 fiscal year and certain other financial information, which is incorporated by reference herein. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information are available on the SEC’s website at www.sec.gov. shareholders who have questions in regard to any aspect of the matters discussed in this proxy statement should contact Yingzhi (Lisa) Tang, at Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai 201210, People’s Republic of China, or by telephone at +86-21-68826799.